UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00504W100

(CUSIP Number)

Kinderhook Partners, LP.

2 Executive Drive, Suite 585

Fort Lee, New Jersey 07024

Attention: Tushar Shah

(201) 461-0955

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00504W100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,632,985*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,632,985*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,632,985*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) PN

*	Consists of 17,632,985 shares of common stock, par value $0.001 per share (the "Common Stock"), of Active Power, Inc., a Delaware corporation (the "Issuer"), held of record by Kinderhook Partners, LP, a Delaware limited partnership ("Kinderhook"). Based on the number of shares of Common Stock outstanding as of February 28, 2012 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011) plus the 14,336,912 shares of Common Stock issued by the Issuer on March 7, 2012 under a Securities Purchase Agreement, the 17,632,985 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock.

CUSIP No. 00504W100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,632,985
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,632,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,632,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of 17,632,985 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the number of shares of Common Stock outstanding as of February 28, 2012 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011) plus the 14,336,912 shares of Common Stock issued by the Issuer on March 7, 2012 under a Securities Purchase Agreement, the 17,632,985 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock.

CUSIP No. 00504W100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,632,985
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,632,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,632,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IA

*	Consists of 17,632,985 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the number of shares of Common Stock outstanding as of February 28, 2012 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011) plus the 14,336,912 shares of Common Stock issued by the Issuer on March 7, 2012 under a Securities Purchase Agreement, the 17,632,985 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock.

CUSIP No. 00504W100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Clearman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,632,985
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,632,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,632,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Consists of 17,632,985 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the number of shares of Common Stock outstanding as of February 28, 2012 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011) plus the 14,336,912 shares of Common Stock issued by the Issuer on March 7, 2012 under a Securities Purchase Agreement, the 17,632,985 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock.

CUSIP No. 00504W100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tushar Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,632,985
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,632,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,632,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

•	Consists of 17,632,985 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the number of shares of Common Stock outstanding as of February 28, 2012 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011) plus the 14,336,912 shares of Common Stock issued by the Issuer on March 7, 2012 under a Securities Purchase Agreement, the 17,632,985 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Active Power, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2128 W. Braker Lane, BK 12, Austin, Texas 78758.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Kinderhook Partners, LP, a Delaware limited partnership (the “Partnership”), Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Kinderhook Capital Management, LLC, a Delaware limited liability company and the investment adviser to the Partnership (the “Advisor”), Stephen J. Clearman, the co-managing member of the General Partner and the Advisor (the “Mr. Clearman”), and Tushar Shah, the co-managing member of the General Partner and the Advisor (the “Mr. Shah” and, collectively with the Partnership, the General Partner, the Advisor and Mr. Clearman, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 2 Executive Drive, Suite 585, Fort Lee, New Jersey 07024.

(c)	The principal business of (i) the Partnership is to serve as a private investment vehicle, (ii) the General Partner is to serve as general partner of the Partnership and (iii) the Advisor is to serve as investment adviser to the Partnership. The principal occupation of each of Mr. Clearman and Mr. Shah is investment management.

Mr. Clearman and Mr. Shah are the co-managing members of the General Partner and the Advisor responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Clearman and Mr. Shah may be deemed to control such entities. Accordingly, each of Mr. Clearman and Mr. Shah may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership, the General Partner and the Advisor and the General Partner’s and Advisor’s power to vote and/or dispose of the shares of Common Stock. Each of Mr. Clearman and Mr. Shah disclaims beneficial ownership of the shares of Common Stock except to the extent of his pecuniary interest, if any, herein.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of the Partnership, the General Partner and the Advisor is the State of Delaware. The citizenship of each of Mr. Clearman and Mr. Shah is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On March 7, 2012, the Partnership entered into a Securities Purchase Agreement with the Issuer and other purchasers named therein pursuant to which the Partnership purchased 8,823,529 shares of Common Stock for the aggregate purchase price of $5,999,999.72. The description of the Securities Purchase Agreement herein is a summary and is qualified in its entirety by reference to the Securities Purchase Agreement. A copy of the Securities Purchase Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. Prior to the purchase, the Partnership was the holder of record of 8,809,456 shares of Common Stock, which the Partnership purchased for an aggregate purchase price of $6,161,502.58.

The funds used for the acquisition of the shares of Common Stock came from the working capital of the various funds and managed accounts of the Partnership.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons may from time to time, among other things, decide to increase, decrease or maintain the size of their investment in the Issuer.

(a)	In connection with the purchase of shares of Common Stock pursuant to the Securities Purchase Agreement, the Partnership entered into a Resale Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed to register under the Securities Act of 1933, as amended, for resale the shares of Common Stock held by the Partnership.

Depending on market conditions and other factors that each may deem material to its respective investment decision, each of the Reporting Persons may purchase additional shares of the Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire.

(d)	In connection with the purchase of shares of Common Stock pursuant to the Securities Purchase Agreement, the Partnership entered into a letter agreement with the Issuer, pursuant to which the Issuer agreed to designate one member of the board of directors of the Issuer. The Issuer agreed to use its reasonable best efforts to cause to be appointed any designee of the Partnership to the board of directors of the Issuer within 10 days after the Issuer receives written notice of such designation. Until such designee has been appointed to the board of directors of the Issuer, the Issuer agreed to invite a representative of the Partnership to attend all meetings of its board of directors in a nonvoting observer capacity.

The descriptions of the Resale Registration Rights Agreement and Side Letter herein are summaries and are qualified in their entirety by reference to the Resale Registration Rights Agreement and the Side Letter. A copy of the Resale Registration Rights Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference and the Side Letter is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a), (b) According to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, there were 81,090,323 shares of Common Stock issued and outstanding as of February 28, 2012. After giving effect to the issuance of the shares of Common Stock to the Reporting Persons and other purchasers pursuant to the Securities Purchase Agreement, the Reporting Persons have reason to believe that there are 95,427,235 shares of Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of February 28, 2012 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011) plus the 14,336,912 shares of Common Stock issued by the Issuer on March 7, 2012 under the Securities Purchase Agreement, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

The Partnership reports beneficial ownership of 17,632,985 shares of Common Stock, representing 18.5% of the Common Stock outstanding. The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 17,632,985 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 17,632,985 shares of Common Stock. The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The General Partner reports beneficial ownership of 17,632,985 shares of Common Stock, representing 18.5% of the Common Stock outstanding. The General Partner has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 17,632,985 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 17,632,985 shares of Common Stock. The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The Advisor reports beneficial ownership of 17,632,985 shares of Common Stock, representing 18.5% of the Common Stock outstanding. The Advisor has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 17,632,985 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 17,632,985 shares of Common Stock. The Advisor specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

Mr. Shah may be deemed to have beneficial ownership of 17,632,985 shares of Common Stock, representing 18.5% of the Common Stock outstanding. Mr. Shah has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 17,632,985 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 17,632,985 shares of Common Stock. Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

Mr. Clearman may be deemed to have beneficial ownership of 17,632,985 shares of Common Stock, representing 18.5% of the Common Stock outstanding. Mr. Clearman has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 17,632,985 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 17,632,985 shares of Common Stock. Mr. Clearman specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Items 3 and 4 and the Joint Acquisition Statement attached as Exhibit 1 are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Joint Acquisition Statement dated as of March 15, 2012.

Exhibit 2 Securities Purchase Agreement by and among Active Power, Inc. and the purchasers named therein, dated March 7, 2012.

Exhibit 3 Resale Registration Rights Agreement between Active Power, Inc. and Kinderhook Partners, LP dated March 7, 2012.

Exhibit 4 Letter Agreement between Active Power, Inc. and Kinderhook Partners, LP dated March 7, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINDERHOOK PARTNERS, LP
By: KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	March 15, 2012

KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	March 15, 2012

KINDERHOOK CAPITAL MANAGEMENT, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	March 15, 2012

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Date:	March 15, 2012

/s/ Tushar Shah
Name:	Tushar Shah
Date:	March 15, 2012